SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939

GENERAL MEDIA, INC.

(Name of applicant)

2 Penn Plaza, 11th Floor
New York, New York 10121
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

13% Term Loan Notes Due 2011	Aggregate principal amount of $38,000,000

Approximate date of proposed public offering:
Upon the Effective Date of the Plan (as defined herein)

Name and address of agent for service:
Laurence Sutter, General Counsel
General Media, Inc.
2 Penn Plaza, 11th Floor
New York, New York 10121

with copies to:
Robert J. Feinstein, Esq.
Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C.
780 Third Avenue, 36th Floor
New York, New York 10017

MANAGEMENT AND CONTROL
Item 4. Directors and executive officers.
Item 5. Principal owners of voting securities.
CAPITAL SECURITIES
Item 7. Capitalization.
EXHIBIT INDEX

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers.

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 2 Penn Plaza, 11th Floor, New York, New York 10121.

Name	Office
Robert C. Guccione	Chairman and Chief Executive Officer
Charles Samel	Director
Tonina Biggs Andrews	Director and Assistant Secretary
Laurence Sutter	Senior Vice President, General Counsel and Secretary
Jim Sullivan	Chief Restructuring Officer

     The following table sets forth the names of and all offices to be held by directors and executive officers of the Applicant as of the Effective Date.

Name	Office
Marc H. Bell	Director and President
Daniel C. Staton	Director, Treasurer and Secretary

     PET Capital Partners, LLC and certain related entities have entered into the Settlement and Securities Purchase Agreement dated as of September 21, 2004 (the “Purchase Agreement”) with GMI Investment Partners (the “Purchaser”) and certain others pursuant to which the Purchaser has the right to purchase certain securities of the Applicant after the Effective Date. Pursuant to the Purchase Agreement, the Purchaser will have the right, under certain circumstances, to designate a director of the Applicant.

Item 5. Principal owners of voting securities.

     The following table sets forth certain information as to each person currently owning 10% or more of the voting securities of the Applicant as of September 28, 2004.

2

			Percentage of
			Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Penthouse International, Inc.	Common Stock	475,000	99.5%
2200 SW 10th Street
Deerfield Beach, Florida 33442

     Upon the Effective Date, the applicant will have 1,000,000 shares of its common stock, par value $0.01 per share, issued and outstanding. The following table sets forth, upon the Effective Date, certain information regarding beneficial ownership of the Applicant’s common stock by each person who will be known by us to beneficially own more than 10% of our common stock. The table also identifies the stock ownership of each of our directors and each of our officers.

			Percentage of
			Voting Securities
Name and Title of Beneficial Owner	Title of Class Owned	Amount Owned	Owned
Pet Capital Partners LLC (1)	Common Stock	886,897	88.7%
Marc H. Bell, Director and President (1)	Common Stock	886,897	88.7%
Daniel C. Staton, Director, Treasurer and Secretary (1)	Common Stock	886,897	88.7%

     If the Purchaser exercises its rights under the Purchase Agreement, the amounts shown above would be reduced. Under the Purchase Agreement the Purchaser is required to exchange the purchased common stock for non-voting common stock. Consequently, the percentage of voting securities owned, as shown above, will not materially be affected.

(1)	Marc H. Bell and Daniel C. Staton are the control persons of NAFT Ventures I LLC (“NAFT”), a Delaware limited liability company. NAFT is the sole member of Pet Capital Partners LLC. As such, each of NAFT, Mr. Bell and Mr. Staton have investment power and voting control over these securities.

3

CAPITAL SECURITIES

Item 7. Capitalization.

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of September 28, 2004:

		Number of Shares
	Number of Shares	or Principal Amount
Title of Class	Or Principal Amount Authorized	Outstanding
Common Stock	1,670,000	477,401.14
Class A Preferred Stock	30,000	11,614.3857
Preferred Stock	300,000	-0-
Series C 15% Senior Notes due 2004	$85,000,000	$39,896,820

     The following table sets forth certain information with respect to each authorized class of securities of the Applicant proposed as of the Effective Date:

	Number of Shares	Number of Shares or
Title of Class	or Principal Amount Authorized	or Principal Amount Outstanding
Common Stock	10,000,000	1,000,000 (2)
Preferred Stock	1,000,000	-0-
13% Term Loan Notes due 2011	$38,000,000	$38,000,000

     (b) Each outstanding share of the Applicant’s common stock is entitled to one vote on all matters submitted to a vote of the Applicant’s stockholders. None of the other classes of outstanding securities of the Applicant is entitled to voting rights except under limited circumstances. As of the Effective Date, each share of the reorganized Applicant’s common stock will entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the reorganized Applicant.

(2)	See Item 5.

4

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, General Media, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York and State of New York, on the 28th day of September, 2004.

GENERAL MEDIA, INC.
By:	/s/ JAMES M. SULLIVAN
	Name:	James M. Sullivan
	Title:	Chief Restructuring Officer

Attest:	/s/ LAURENCE SUTTER

	Name:	Laurence Sutter
	Title:	Secretary

5

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A*	Amended and Restated Certificate of Incorporation of Applicant (incorporated herein by reference to Exhibit 3.3 to Applicant’s Form 10-K for the fiscal year ended December 31, 2000)

Exhibit T3B-1*	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-4 filed on March 22, 1994 (Registration No. 33-76716))

Exhibit T3B-2*	Amendment of Bylaws of Applicant by Written Consent of Majority Shareholder in lieu of Meeting of Applicant

Exhibit T3C*	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1*	Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Debtors’ Joint Plan of Reorganization dated January 21, 2004

Exhibit T3E-2*	Debtors’ Fourth Amended Joint Plan of Reorganization dated August 12, 2004

Exhibit T3E-3*	Supplement, dated August 12, 2004, to Debtors’ Fourth Amended Joint Plan of Reorganization

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C)

Exhibit T3G*	Statement of Eligibility and Qualification of the Trustee on Form T-1

*	Previously filed.